Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

APPOINTMENT OF SUPERVISOR

AND

CHAIRMAN OF SUPERVISORY COMMITTEE

We refer to the notice of the third extraordinary general meeting of 2020 (the “EGM”) of PetroChina Company Limited (the “Company”) dated 15 September 2020 (the “Notice”), the circular dated 15 September 2020 in relation to the EGM (the “Circular”), the supplemental notice of the EGM dated 20 October 2020 (the “Supplemental Notice”), the supplemental circular of the Company dated 20 October 2020 in relation to the EGM (the “Supplemental Circular”), and the announcement dated 20 October 2020 in relation to the resignation of supervisor and chairman of the supervisory committee of the Company (the “Supervisory Committee”) and the proposed election and appointment of supervisor. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular and Supplemental Circular.

The board of directors of the Company (the “Board”) is pleased to announce that the EGM was held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC at 9 a.m. on 5 November 2020.

The Board announces that Mr. Lv Bo was elected as a new supervisor at the EGM with immediate effect. In addition, pursuant to the resolution passed at the seventh meeting of the Supervisory Committee held on 5 November 2020 by way of written resolutions, Mr. Lv Bo was elected as the chairman of the Supervisory Committee with immediate effect.

Please refer to the Supplemental Circular as noted above for the biographical information and other details to be disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to the appointment of Mr. Lv Bo as supervisor and the chairman of the Supervisory Committee.

By order of the Board

PetroChina Company Limited

Company Secretary

Chai Shouping

Beijing, the PRC

5 November 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Huang Yongzhang as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.